Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2006

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Minutes of Ordinary and Extraordinary General Meeting, April 27, 2006	3

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

Minutes of Ordinary and Extraordinary General Meeting

Date, Time and Place:
April 27, 2006, at 3 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, nº 1343 - 9º andar, in the City and State of São Paulo.

Present:
Shareholders representing more than two thirds of the paid-up capital, the Company Vice President, the members of the Fiscal Council (audit committee) and a representative of the Independent Auditors.

Publications:
Notice to Shareholders: Waived, according to disposition in subparagraph § 5º, of Article 133 of Law Nº 6.404/76;

Convening Notice: Published in the Official Gazette of the State of São Paulo on the April 12, 13 and 14, 2006 and in the newspaper “Valor Econômico”, on April 12, 13 and 17, 2006.

Documents referred to in Article 133, of Law Nº 6404/76: Published in the Official Gazette of the State of São Paulo and in the newspaper “Valor Econômico”, on February 16, 2006.

Presiding at the Board:
Chairman – Gilberto Tamm Barcellos Corrêa
Secretary – Ângela Antonioli Pêgas

Order of the Day:
In accordance with the published Convening Notice.

Deliberations:
1.	To record the minutes of this meeting summarizing its deliberations, in accordance with that set out in Article 130, § 1º of Law 6,404/76, and its publication, in the form of subparagraph § 3º, of the same article.

2.	To approve with the abstention of those legally restricted, the documents referred to in Article 133, of Law 6,404/76, with the alterations introduced by Law Nº 10.303/01, referring to the financial year ending December 31, 2005.

3.	To ratify the approval of the capital budget for the year 2005, in accordance with the deliberations of the Board of Directors, on February 15, 2006.

4.	To approve the destination of Net Earnings in the year ending December 31, 2005, which amounted to R$ 299,177,815.56 (two hundred ninety-nine million, one hundred seventy-seven thousand, eight hundred fifteen reais, and fifty-six centavos), according to the following proposal by the Company management:

	a)	R$ 14,958,890.78 (fourteen million, nine hundred and fifty-eight thousand, eight hundred ninety reais and seventy-eight centavos), for the Legal Reserve;

	b)	R$ 74,223,261.46 (seventy-four million, two hundred and twenty-three thousand, two hundred and sixty-one reais and forty-six centavos), to the Reserve for Profits to be Realized;

	c)	R$ 142,109,462.39 (one hundred forty-two million, one hundred and nine thousand, four hundred and sixty two reais and thirty-nine centavos), to the Profit Retention Reserve, based on the approved capital budget;

	d)	R$ 157,085,050.32 (one hundred and fifty seven million, eighty-five thousand, and fifty reais and thirty-two centavos), for the distribution of dividends in the period, already paid in full to the shareholders;

	e)	To the amount of the dividends proposed in item “d” above has been added the tranche allocated in the previous year to the Reserve for Profits to be Realized, amounting to R$ 89,198,849.39 (eighty-nine million, one hundred and ninety-eight thousand, eight hundred and forty-nine reais and thirty-nine centavos). The amount of R$ 67,886,200.93 (sixty-seven million, eight hundred eighty-six thousand, two hundred reais and ninety-three centavos) corresponding to the profit in the period.

5.	5.1) To elect the members of the Board of Directors, with a mandate up to the 2007 Annual General Meeting, which will be held in order to examine the documents referred to in Article 133, of Law 6404/76, referring to the current financial year:

	a)	PAULO GUILHERME AGUIAR CUNHA , Brazilian, married, engineer, holder of Identity Card RG nº 4.554.607/SSP-SP and CPF/MF nº 008.255.498-68, whose business address is at Av. Brigadeiro Luiz Antônio, nº 1343 - 9º andar, Bairro da Bela Vista, in the City and State of São Paulo (CEP 01317-910);

	b)	LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of Identity Card RG nº 3.045.977/SSP-SP and CPF/MF nº 061.094.708-72, whose business address is at Av. Brigadeiro Luiz Antonio, nº 1343 – 9º andar, Bairro da Bela Vista, in the City and State of São Paulo (CEP 01317-910);

	c)	ANA MARIA LEVY VILLELA IGEL, Brazilian, widow, businesswoman, holder of Identity Card RG nº 2.821.401/SSP-SP and CPF/MF nº 513.400.208-82, whose business address is at Av.

Brigadeiro Luiz Antonio, nº 1343 – 5º andar, Bairro da Bela Vista, in the City and State of São Paulo (CEP 01317-910);

	d)	PAULO VIEIRA BELOTTI, Brazilian, married, engineer, holder of Identity Card RG nº 946.526-1/IFP-RJ and CPF/MF nº 001.388.357-72, whose offices are at Rua do Ouvidor, nº 60, sala 1104, Centro, in the City and State of Rio de Janeiro;

	e)	OLAVO EGYDIO MONTEIRO DE CARVALHO, Brazilian, legally separated, industrial businessman, holder of Identity Card RG nº 01.585.449-0/IFP-RJ and CPF/MF nº 007.260.107-82, whose business address is at Ladeira Nossa Senhora, nº 163 – 7º andar, in the City and State of Rio de Janeiro;

	f)	RENATO OCHMAN, Brazilian, married, lawyer, registered with OAB/SP under nº 82.152 and holder of CPF/MF nº 375.739.690- 15, whose offices are at Av. Brigadeiro Faria Lima, nº 1461 – 11º andar, Bairro do Jardim Paulistano, in the City and State of São Paulo (CEP 01451-904), elected as set out in subparagraph I, do § 4º, Article 141 of Law 6.404/76;

	g)	NILDEMAR SECCHES, Brazilian, widower, mechanical engineer, holder of Identity Card RG nº 3.997.339-6/SSP-SP and CPF/MF nº 589.461.528-34, whose business address is at: Av. Escola Politécnica, nº 760, Bairro do Jaguaré, in the City and State of São Paulo (CEP 05350-000).

5.2) To set a global maximum annual limit for the remuneration for the Members of the Board of Directors, of R$ 924,000.00 (nine hundred and twenty-four thousand reais).

6.	6.1) To elect the persons below qualified to be members of the Fiscal Council (audit committee), with a mandate up to the 2007 Annual General Meeting, which will be held in order to examine the documents referred to in Article 133, of Law 6404/76, referring to the current financial year:

Effective Members:
Wolfgang Eberhard Rohrbach, German, married, economist, resident and domiciled at Rua Marechal Deodoro nº 135, 32d, Santo Amaro, São Paulo, SP, registered under CPF/MF sob nº 016.771.448-15, representative of the minority shareholders;

John Michael Streithorst, Brazilian, married, consultant, with a diploma in computer sciences, resident and domiciled at Rua Timóteo da Costa nº 623, ap. 1701, Rio de Janeiro, RJ, registered under CPF/MF sob o nº 001186767-17, representative of the preferred shareholders;

Flavio César Maia Luz, Brazilian, married, civil engineer, registered under CPF/MF nº 636.622.138-34, resident and domiciled at Al. Canadá, 162, Alphaville 2, Barueri, SP;

Mário Probst, Brazilian, married, accountant, business administrator, registered under CPF/MF n° 029.415. 318-74, resident and domiciled at Rua Robélia, 614, Jardim Prudência, São Paulo, SP; and

Raul Murgel Braga, Brazilian, married, lawyer, registered under CPF/MF nº 004.612.707-06, resident and domiciled at Rua Joaquim Nabuco, 238, ap 702, Ipanema, Rio de Janeiro, RJ;

The last three representing the controlling shareholders;

Alternate members:
Tânia Maria Camilo, Brazilian, spinster, lawyer, registered under CPF/MF nº 726.204.557 -15, resident and domiciled at Rua da Selva, 157, Alto da Boa Vista, Rio de Janeiro, RJ, representative of the minority shareholders;

Ricardo José Arruda de Negreiros, Brazilian, married, civil engineer and accountant, resident and domiciled at Rua Visconde de Pirajá nº303, ap. 805, Rio de Janeiro, RJ, registered on the CPF/MF nº 738488167-68, representative of the preferred shareholders;

Argemiro Passetto Jr, Brazilian, legally separated, business administrator, registered under CPF/MF n° 062.442.898-20, resident and domiciled at Estrada Velha do Aguaçaí nº 219, Cotia, SP;

Katuyoshi Utiyama, Brazilian, married, industrial engineer and business administrator, registered under CPF/MF nº 065.361.828-04, resident and domiciled at Rua Dom Macário nº 1100, Jardim da Saúde, São Paulo-SP; and

Pedro Ozires Predeus, Brazilian, married, accountant, registered under nº 005.474.508-00, resident and domiciled at Rua Marechal Hastimphilo de Moura, 338-C, ap 23-B, São Paulo, SP,

The last three representing the controlling shareholders;

6.2) To set the remuneration for the members of the Fiscal Council (board of auditors) at R$ 6,000.00 (six thousand reais) a month, for each effective member.

7.	To approve an amendment to paragraph § 1º of article 35 of the company Bylaws, to contain the following terms: “Article 35....

§ 1º. In addition to the annual balance sheet for the period, the Company may further draw up semi-annual balance sheets as well as, at any time, special balance sheets, and the Board of Directors may, upon approval of the Annual General Meeting, declare interim dividends, to be allocated to the accumulated profits or profit reserve accounts existing at the time when the last annual or semi-annual balance sheet was published.

8.	To ratify the alteration of paragraph § 3º of Article 25 of the Company Bylaws, contained in the statutory consolidation of July 20, 2005, as follows:

“Article 25...
§ 3º. The prior approval of the Board of Directors shall be required for the performance of acts that might result in acquisition, disposal, swap and encumbrance of real estate property, offer of collateral or personal guarantees, taking out of loans or waiver of rights the amount of which be in excess of three percent (3%) of the Company’s net worth."

Observations: the President of the Board announced that: (i) the members of the Board of Directors and the Fiscal Council, hereby elected, previously consulted, have declared that there are no ongoing impediments which would prevent them from exercising their activities in the roles designated, that they do not hold positions in companies which can be considered to be competitors of the Company and that they do not have any conflict of interest with the Company, in accordance with Article. 147 of Law nº 6,404/76; (ii) all the deliberations of the meeting were approved by all those present, except for Parth Investments Company and shareholder Renato Ochman, who abstained from voting.

There being no further matters to discuss, the meeting was wound up, these meeting minutes presented and being read and approved, were duly signed below by the shareholders present: For ULTRA S.A. - PARTICIPAÇÕES: Lúcio de Castro Andrade Filho and Fábio Schvartsman – Directors; for PARTH INVESTMENTS COMPANY, in his capacity as proxy and for himself: RENATO OCHMAN; for MONTEIRO ARANHA S.A.: Gabriela Davoli Gomiero – as proxy; LUCIO DE CASTRO ANDRADE FILHO; GILBERTO TAMM BARCELLOS CORRÊA; for the preferred shareholders: THE MASTER TRUST BANK OF JAPAN, LTD. RE: MTBC400035147; THE ROYAL BANK OF SCOTLAND PLC AS DEPOSITARY OF FIRST STATE GLOBAL EMERGING MARKETS; UBS PACE INTERNATIONAL

EMERGING MARKETS EQUITY INVESTMENTS; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; COLORADO PUBLIC EMPLOYEES RETIREMENT ASSOCIATION; KODAK RETIREMENT INCOME PLAN; JOHN DEERE PENSION TRUST; LIBERTY ACORN INTERNATIONAL; WANGER INTERNATIONAL SMALL CAP ADVISOR; CORNELL UNIVERSITY; CATERPILLAR INC. GROUP INSURANCE PLAN TRUST; CATERPILLAR INC. MASTER RETIREMENT TRUST; COLUMBIA ACORN FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND: Citibank N.A. – Brazilian branch –Iamara Garzone de Sicco – as proxy; for the preferred shareholders: DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS –DELAWARE EMERGING MARKETS FUND; DELAWARE POOLED TRUST – THE EMERGING MARKETS PORTFOLIO; SOUTHERN COMPANY SYSTEM MASTER RETIREMENT TRUST; BT PENSION SCHEME; ROYAL MAIL PENSION PLAN; BRITISH COAL STAFF SUPERANNUATION SCHEME; STICHTING PENSIOENFONDS ABP.: HSBC Corretora de Títulos e Valores Imobiliários – Iamara Garzone de Sicco –as proxy; WOLFGANG EBERHARD ROHRBACH; JOHN MICHAEL STREITHORST; FLÁVIO CÉSAR MAIA LUZ; MÁRIO PROBST; RAUL MURGEL BRAGA, all members of the Fiscal Council; Gilberto Tamm Barcellos Corrêa -Chairman of the Board; Ângela Antonioli Pêgas - Secretary to the Board; Altair Tadeu Rossato - CRCn° 1SP182515/O-5 - Auditor of Deloitte Touche Tohmatsu S/C. Independent Auditors.

I hereby declare that this is a faithful copy of the minutes, as entered in the Company Registry.

Ângela Antonioli Pêgas
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.
Date:	May 3, 2006

		By:	/s/ Fábio Schvartsman

			Name:	Fábio Schvartsman
			Title:	Chief Financial and Investor Relations Officer

(Minutes of Ordinary and Extraordinary General Meeting, April 27, 2006)